U.S. Securities and Exchange Commission
Washington, D.C. 20549

04031190

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Funding Mortage Securities I, Inc.
Exact Name of Registrant as Specified in Charter

0000774352
Registrant CIK Number

FOR 5/24/04
Current Report on Form 8-K 2004-SR1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-106093
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

RECD S.E.C.
MAY 27 2004
1086

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 24th day of May 2004.

Residential Funding Mortgage Securities I, Inc.
(Registrant)

By: [signature]
Name: Joseph Orning
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _______, 2004, that the information set forth in this statement is true and complete.

By: ______________________________

Name:
Title:

PROCESSED
MAY 27 2004
THOMSON FINANCIAL
B

CMO RFMSI4SR1 AB

Scenario Report (GS)

Goldman Sachs

7.6 yr Support Z — Generated: 05/17/2004 15:57:33 —

CUSIP	Monthly	As Of	5/04	Pricing	5/14/04	Original	10,001,800.00
Description: Z,SUP				Settle	5/27/04	Balance	10,001,800.00
Coupon: 5.500%				Next Proj	6/25/04	Factor	1.00000000
Collateral: Cpn 5.50 WAC 5.62 WAM 350 WALA 9				Stated Final	0/0/00	Delay	24

Historical PSA's: 0/00= 0/00= 0/00= 3mo= 6mo= 12mo= SI=

Curve: 3m= 6m= 1yr= 2yr= 3yr= 4yr= 5yr= 7yr= 10yr= 30yr=

Input	Output	PSA	PSA	PSA	PSA	PSA	PSA	PSA
PREPAY		300	100	150	200	600	1000	1500
	Av Life	7.641	17.371	13.665	10.972	3.910	2.368	1.623
Price	Window	1/11-3/13	10/18-3/25	10/15-10/20	8/13-6/17	11/07-9/08	7/06-12/06	12/05-2/06
90-16	Yield	6.862	6.142	6.295	6.472	8.101	9.765	11.720
90-20	Yield	6.844	6.133	6.285	6.459	8.064	9.704	11.630
90-24	Yield	6.825	6.125	6.274	6.446	8.028	9.643	11.541
90-28	Yield	6.806	6.117	6.264	6.433	7.991	9.583	11.451
91-00	Yield	6.788	6.109	6.253	6.420	7.955	9.522	11.362
91-04	Yield	6.769	6.100	6.243	6.407	7.918	9.461	11.273
91-08	Yield	6.751	6.092	6.232	6.394	7.882	9.401	11.184
91-12	Yield	6.732	6.084	6.222	6.381	7.846	9.341	11.096
91-16	Yield	6.713	6.076	6.212	6.368	7.809	9.281	11.007
91-20	Yield	6.695	6.067	6.201	6.355	7.773	9.220	10.919
91-24	Yield	6.677	6.059	6.191	6.342	7.737	9.160	10.830
91-28	Yield	6.658	6.051	6.180	6.329	7.701	9.100	10.742
92-00	Yield	6.640	6.043	6.170	6.316	7.665	9.041	10.654
92-04	Yield	6.621	6.035	6.160	6.304	7.629	8.981	10.567
92-08	Yield	6.603	6.026	6.149	6.291	7.593	8.921	10.479

RFMSI4SR1

Offering	$147.72
Dated date	05/01/2004
Settlement	05/27/2004
First PMT	06/25/2004

Coupon	5.50%
WAC	5.62%
WAM	350
AGE	9

Pricing	Speed	300 PSA

Class	**Type**	**Orig**	**Coupon**	**Avl**	**Window**
Band	**Comments**				
AG	SCH	23,240,528.00	5.675	12.527	06/07-07/33
AP	PO,SCH	739,472.00	0	12.527	06/07-07/33
AA	AD,SUP	110,000,000.00	5.5	2.948	06/04-01/11
AB	Z,SUP	10,001,800.00	5.5	7.641	01/11-03/13
SUB	SUB	3,734,200.00	5.5	10.174	06/04-07/33

Pay Rules

1. **Starting in 37 months, pay 23,980.00 pro rata to AG and AP**
2. **Pay AB accruals to AA**
3. **Pay AA, AB sequentially to zero**
4. **Pay AG and AP pro rata to zero**

Caldwell, Sahvanna

From: Perez, Jonathan [Jonathan.Perez@ny.email.gs.com]
Sent: Tuesday, May 18, 2004 7:46 AM
To: Jana O'Brien
Subject: RFMSI 04SR1 group 2

Hi jana, here is group 2 for this deal. Please nate that the sub shifting interest structure is advanced by several months - see the attached sheet. Thanks!

<<RFMSI 04SR1 group 2 summary.xls>> <<gsrfcsr1.txt>>

Goldman, Sachs & Co.
85 Broad Street | New York, NY 10004
Tel: 212-902-8440 | Fax: 212-346-2697
e-mail: jonathan.perez@gs.com
Goldman
Sachs
A. Jonathan Perez
Mortgage-Backed Securities Trading

----

this material that are
necessary to support any U.S. federal income tax benefits,
without Goldman Sachs
imposing any limitation of any kind. This material has
been issued by Goldman,
Sachs & Co. and has been approved by Goldman Sachs
International, which is
regulated by The Securities and Futures Authority, in
connection with its
distribution in the United Kingdom and by Goldman Sachs
Canada in connection
with its distribution in Canada. Further information on
any of the securities,
futures or options mentioned in this material may be
obtained upon request and
for this purpose persons in Italy should contact Goldman
Sachs S.I.M. S.p.A. in
Milan, or at its London branch office at 133 Fleet Street.

